Annual Report 2004


SEC MAIL PROCESSING
RECEIVED
JAN 1 8 2005
WASH, D.C. 213 SECTION

North European Oil Royalty Trust



05001889

P.E. 10-31-04



ATTENTION:
PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on Wednesday, February 9, 2005, at 1:30 P.M., in Rooms 3 and 4, Ninth Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience the information necessary to prepare your 2004 tax return is included in the removable

"Note to Unit Owners" on Pages 25 and 26.
Please note there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2004

Net income for the Trust for the fourth quarter of fiscal 2004 was $2,962,955, a decrease of 25.9% from the fourth quarter of fiscal 2003. At this level of royalties the Trust was able to pay a distribution of 33 cents per unit, twelve cents lower than the distribution for the fourth quarter of fiscal 2003. The combination of declines in gas sales under both royalty rate agreements and a drop in gas prices for gas sold from western Oldenburg resulted in the decline in royalty income and the resulting distribution. Under the higher royalty rate agreement with Mobil Erdgas-Erdol GmbH ("Mobil Erdgas") the German subsidiary of ExxonMobil Corp. covering western Oldenburg, gas sales declined by 25.7% to 12.95 billion cubic feet ("Bcf"). Under the agreement with Oldenburgische Erdolgesellschaft ("OEG") covering the entire Oldenburg concession, overall gas sales for the quarter decreased by 9.95% to 35.91 Bcf. For the fourth quarter of fiscal 2004 the average price for gas sold from western Oldenburg fell 15.1% to 1.2491 Euro cents per kilowatt hour ("Ecents/Kwh"). For the fourth quarter of fiscal 2004 the average price for gas sold throughout the Oldenburg concession increased by 2.1% to 1.2118 Ecents/Kwh. Based upon transfers during the quarter, the Euro had an average dollar equivalent value of $1.2449, 10.77% higher than last year's dollar equivalent value of $1.1239.

FISCAL 2004 REPORT

Fiscal 2004 was a disappointing, but not unexpected, year for the Trust with the distribution per unit dropping from $1.95 to $1.59. The drop in production levels encountered by the operating companies was in part due to natural decline in wellhead pressure. However, this decline was exacerbated by the delay in investment by the operating companies in new compressor systems to allow continued gas production at reduced pressures and the limited drilling program they had conducted in prior years that failed to add sufficient new wells to the production mix. For the third year in a row there were declines in gas sales under both royalty rate agreements in effect in the Oldenburg concession. Despite significant increases in worldwide oil prices in dollars, the substantial increase in the value of the Euro and a more stable energy market in Germany combined with other factors and resulted in a decline in average annual gas prices. The higher value of the Euro somewhat reduced the negative impact of lower gas sales and prices by increasing the number of dollars received when the royalties were converted and transferred to the U.S. Further information about the Trust's fiscal year is contained in the Management's Discussion and Analysis contained in this report.

Annual gas sales from the higher royalty rate area of western Oldenburg for fiscal 2004 declined 15.9% from 75.54 Bcf in fiscal 2003 to 63.55 Bcf. Annual gas sales for western Oldenburg in the two prior years were 87.5 Bcf in fiscal 2002 and 98.5 Bcf in fiscal 2001. Total annual sales for gas sold under the lower royalty rate agreement from both the eastern and western portions of the Oldenburg concession declined 12.2% from 189.46 Bcf in fiscal 2003 to 166.41 Bcf in fiscal 2004. Annual gas sales for the entire concession for the two prior years were 192.35 Bcf in fiscal 2002 and 215.56 Bcf in fiscal 2001. The average yearly price for gas sold under the higher royalty rate agreement declined 15.1% from 1.4175 Ecents/Kwh in fiscal 2003 to 1.2038 Ecents/Kwh in fiscal 2004. The average yearly price for gas sold under the lower royalty rate agreement throughout the Oldenburg concession declined 6.4% from 1.3033 Ecents/Kwh in fiscal 2003 to 1.2201 Ecents/Kwh in fiscal 2004.

NORTH EUROPEAN OIL ROYALTY TRUST

This year demonstrated with dramatic effect the two-sided impact of the Euro/dollar relationship. While the higher value of the Euro resulted in the receipt of more dollars when the royalties were transferred to the U.S., the higher value of the Euro also reduced the impact of higher oil prices on the price of gas. Based upon transfers during fiscal 2004, the Euro had an average dollar equivalent value of $1.2234, 11.51% higher than last year's dollar equivalent value of $1.0971.

The operating companies submitted to the Trust their report of construction and drilling activities for 2004 and their plans for 2005. As of the end of October, the two new compressors are on line. While some minor construction involving some dehydration units remains before the compressors will reach their full production potential, it is anticipated that the Trust will see an impact on gas production and sales during the first quarter of 2005. Of the four wells drilled in 2004, two have entered production and are expected to start contributing to gas sales early in the Trust's 2005 fiscal year. The remaining wells are scheduled to begin production in March and September of 2005, so their impact on annual sales will be limited. Of these four wells, the two already in production are located in the higher royalty rate area of western Oldenburg and the other two are located in eastern Oldenburg. Additionally, one western and one eastern well are horizontal deviations. While their production capacities will not be known for some period of time, horizontal wells have historically produced at higher levels than vertical wells since they provide access to a larger portion of the gas bearing zone.

For 2005 the operating companies plan to drill four wells, one located in western Oldenburg and three in eastern Oldenburg. By the time you receive this report, the first well, a horizontal deviation in the eastern half, is expected to have already begun drilling. The operating companies have scheduled a drilling start date of April 2005 for the second well, a horizontal deviation in the western half. The final wells scheduled for 2005 are expected to begin drilling in June and September. The Trust hopes that the combination of the new compressors and the increased drilling activities will, over time, result in higher gas production and sales levels.

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultants, have prepared and submitted their report on the Trust's estimated remaining net proved producing reserves as of October 1, 2004. (The complete text of the report in available in the Trust's 2004 10-K as exhibit 99.1.) The report indicates that net Trust gas reserves declined by 6.41% from 39,152 million cubic feet ("MMcf") to 36,643 MMcf on net sales for 2004 of 3,517 MMcf and a positive reserve adjustment of 1,003 MMcf. Since the reserves in the Davis report are limited to proved producing reserves, the steps by the operating companies outlined above are not reflected in any way in the current level of reserves shown in the report.

Finally, please note that the information necessary to prepare your tax return, including the 2004 cost depletion percentage of 8.7247%, is contained in the removable "Note to Unit Owners" on pages 25 and 26 of this report.

December 30, 2004

Respectfully submitted,



John R. Van Kirk
Managing Director

NORTH EUROPEAN OIL ROYALTY TRUST

North European Oil Royalty Trust
Selected Financial Data (Cash Basis)

For Years Ended October 31	2004	2003	2002	2001	2000
German royalties received	$15,061,209	$18,169,035	$17,435,504	$22,453,630	$14,155,028
Interest income	21,970	31,477	60,961	137,305	96,460
Trust expenses	(775,521)	(802,153)	(610,689)	(684,111)	(583,226)
Net income on a cash basis	$14,307,658	$17,398,359	$16,885,776	$21,906,824	$13,668,262
Net income per unit on a cash basis	$1.60	$1.95	$1.89	$2.47	$1.54
Dividends and distributions per unit paid to formerly unlocated unit owners	.01	.00	.00	.00	.00
Distribution per unit paid or to be paid to unit owners (Note 5)	$1.59	$1.95	$1.89	$2.46	$1.56
	$1.60	$1.95	$1.89	$2.46	$1.56
Units outstanding end of period	8,933,310	8,931,414	8,931,414	8,886,804	8,886,804
Registered unit owners	1,295	1,350	1,393	1,441	1,546

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of the ExxonMobil Corp., or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, ExxonMobil Corp. owns two-thirds of OEG and the Royal Dutch/Shell Group of Companies owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the federal state of Lower Saxony, is the major source of royalty income for the Trust. In 2002 Mobil Erdgas and BEB Erdgas und Erdol GmbH ("BEB"), a joint venture of ExxonMobil Corp. and the Royal Dutch/Shell Group, formed a company ExxonMobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under one series of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the royalty agreement with Mobil Erdgas there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 99% of all the royalties under said agreement. The Trust is also entitled to receive from Mobil Erdgas a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales by Mobil Erdgas of sulfur at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the adjusted base price, no royalties are payable. No payments were received from the sale of sulfur under this agreement during fiscal 2004.

Under another series of rights covering the entire Oldenburg concession and pursuant to an agreement with OEG (the "OEG Agreement"), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the agreement previously reached with OEG, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust. Based on the limited audit access available to the Trust and the financial information provided by the operating companies, the Trust's management has not seen a material change in the amount of the Trust's royalty receipts as a result of the application of this computation system.

The Trust also holds through Mobil Erdgas a 2% royalty interest in oil and gas sales from acreage in Bavaria, and a 0.2117% royalty under the net interest of the Bayerische Mineral Industries A.G. ("BMI"), a subsidiary of Mobil Erdgas, in concessions in Bavaria. The net interest of BMI ranges from 16-1/2 to 100% of the sales, depending on the geographic region or area. Due to the absence of royalty income under this agreement, reserves from this area in Bavaria are not included in reserve calculations for this report year. While both Mobil Erdgas and BMI have suspended production in their concessions in Bavaria, the concessions remain.

Description of Trust Assets *(continued)*

In addition to the areas of Oldenburg and Bavaria, the Trust also holds overriding royalties on a number of leases in other areas of northwest Germany ranging in size from 185 to 25,000 acres and totaling 73,214 acres. The rates of overriding royalties vary from 1.83% to 6.75%. At the present time all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, reserves from this lease are not included in reserve calculations for this report year. During the 2004 fiscal year, the Trust received notification that the operating companies intend to surrender their rights to three minor non-productive leases. The Trust is reviewing its options with regard to these three leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. The Trust is not involved in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from any such involvement by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The operating companies, subsidiaries of ExxonMobil Corp. and the Royal Dutch/Shell Group, pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. The Oldenburg concession is the primary area from which these products are extracted and provides nearly 100% of all the royalties received by the Trust. Of these three products, natural gas provides approximately 98% of the total royalties. The gas is sold to various distributors under long term contracts which delineate, among other provisions, the timing, manner, volume and price of the gas sold. The pricing mechanisms contained in these contracts include a delay factor of three to six months and use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must import a large percentage of its energy requirements, the U.S. dollar price of oil on the international market has a significant, although delayed, impact on the price of gas. A strong Euro would tend to reduce the cost of oil being imported into Germany and likely result in a lower price for light heating oil and a reduction in the amount of royalties paid to the Trust in Germany. However, a strong Euro would also result in an increase in the amount of royalties received when the royalties, originally received in Euros, are converted into dollars and transferred to the Trust's bank account in the U.S. A weak Euro would have the opposite effect. However, it is important to note that the price of imported oil and the Euro/dollar relationship are only two of the numerous factors that can affect the price of light heating oil.

The Trust does not conduct any active business operations and has only limited need of funds for its own administrative services. These funds are used to pay Trustees' fees (computed under the Trust Agreement and based upon a percentage of royalties and interest income received), the remuneration fixed by the Trustees for the Managing Trustee, the Managing Director and the Audit Committee Chairman, expenses associated with the Trustees' meetings, professional fees paid to consultants, legal advisors and auditors, transfer agent fees, and secretarial and other general office expenses.

Another requirement for funds by the Trust relates to the occasional necessity of making lump sum payments of arrearages of dividends of a corporate predecessor and distributions previously declared by the Trust. The payment of such arrearages would require a reduction in the amount of distributions which otherwise would be made on presently outstanding units. For further information on this contingent liability and the impact of the Delaware Court order see Note 3 to Financial Statements contained in Item 8 of this Report.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. Economic and political factors which are not foreseeable may have an impact on Trust income. The effect of changing economic conditions on the demand for energy throughout the world and future prices of oil and gas cannot be accurately projected.

The relatively small amounts required for administrative expenses of the Trust limit the possible effect of inflation on its financial prospects. Continued price inflation would be reflected in sales prices, which with sales volumes form the basis on which the royalties paid to the Trust are computed. In addition, fluctuations in the Euro/dollar exchange rate have an impact on domestic energy prices within Germany and on the amount of dollars received by the Trust upon conversion. The impact of inflation or deflation on energy prices in Germany is delayed by the use in certain long-term gas sales contracts of a deferred "trailing average" related to light fuel oil prices.

Results: Fiscal 2004 versus Fiscal 2003

For fiscal 2004 the Trust's gross royalty income decreased 17.1% from $18,169,035 to $15,061,209. The decline in gas sales and the drop in gas prices combined to push royalty income lower. The increase in the average value of the Euro contributed to the drop in gas prices but helped offset the decline in royalties by increasing the amount of dollars received when the royalties were transferred to the U.S.

Under the higher royalty rate agreement with Mobil Erdgas covering western Oldenburg, gas sales declined 15.9% from 75.54 Billion cubic feet ("Bcf") in fiscal 2003 to 63.55 Bcf in fiscal 2004. In comparison to the prior year's equivalent quarter, each quarter showed a decline. With the exception of the first quarter of fiscal 2004, gas sales for each quarter showed a drop from those of the immediately preceding quarter. The drop in reservoir pressure that continued throughout the year was not fully addressed until the month of October when the new compressors came fully on line and even now there remains some minor construction work before the full production rate is reached. Average gas prices for gas sold from this royalty area declined 15.1% from 1.4175 Euro cents per kilowatt hour ("Ecents/Kwh") in fiscal 2003 to 1.2038 Ecents/Kwh in fiscal 2004.

Under the lower royalty rate agreement with BEB covering the entire Oldenburg concession, gas sales declined 12.2% from 189.46 Bcf in fiscal 2003 to 166.41 Bcf in fiscal 2004. The overall gas sales showed the same pattern as gas sales from western Oldenburg in comparison to the prior year and the immediately preceding quarter. Average gas prices for gas sold from this royalty area declined 6.4% from 1.3033 Ecents/Kwh in fiscal 2003 to 1.2201 Ecents/Kwh in fiscal 2004.

Results: Fiscal 2004 versus Fiscal 2003 *(continued)*

The Euro continued its strong performance against the dollar throughout fiscal 2004 and in late November reached its highest point yet at a dollar equivalent value of $1.3294. Using the cumulative transfer of royalties from Germany to the U.S. to generate an average value for the Euro, there was an 11.5% increase in the average value from $1.0971 for fiscal 2003 to $1.2234 for fiscal 2004.

The consultant with whom the Trust has recently established a relationship continues to work diligently to develop the contacts with the personnel from the two operating companies to provide the best information possible to the Trust and its unit owners. However, the formation by the operating companies of the unified exploration and production venture, EMPG, has resulted in an information flow that is much more restricted than that experienced in prior years.

Interest income for fiscal 2004 was lower due to the low interest rates that remained in effect and the reduced funds available for investment. Trust expenses decreased 3.3% from $802,153 in fiscal 2003 to $775,521 in fiscal 2004. The absence of expenses associated with the biennial examination of the operating companies in Germany to confirm the accuracy of the royalty payments resulted in the lower level of expenses.

The operating companies have been involved in a construction and drilling program throughout 2004 in an effort to increase gas production and sales. The two new compressor units completed a four week testing period at the end of September 2004 and since then have been in full operation. While some construction work involving some dehydration plants remains to be completed, as of the beginning of October 2004, the compressor units have produced at a rate of 54 million cubic feet per day("ft/d"). When all construction is completed, this production figure is expected to rise to 71 million ft/d.

The operating companies have pursued an expanded drilling program during 2004. Kneheim Z-5, a production well located in western Oldenburg, began production in mid September. Hemmelte Z-8a, a horizontal deviation off an existing western production well, began production in mid October. The deviation presented particular difficulties that were successfully addressed. Goldenstedt Z-18a, a horizontal deviation off an existing production well in eastern Oldenburg, has been completed. Using a high tech geo-steering procedure the operators were able to extend the horizontal deviation approximately 2,140 feet in length. The start of production is scheduled for March 2005. Sage Z-4, an exploratory well located in eastern Oldenburg, has been completed. Preliminary indications are that this well may have tapped a separate geological block but final confirmation will not be possible until the second half of 2006. Construction of a new gas treatment plant and a field pipeline will be necessary before production can begin. This additional construction will delay the start of production until at least September of 2005.

The operating companies have indicated that they will continue their expanded drilling program into 2005 with four additional wells planned. Two horizontal deviations off existing wells are planned. The eastern well, Goldenstedt Z-12a, will begin drilling in mid December 2004 and the western well, Hemmelte Z-5a, will begin drilling in April 2005. A new production well in eastern Oldenburg, Oythe Z-3, to replace an existing well that suffered a casing collapse, is scheduled for a drilling start in September 2005. A new exploratory well in eastern Oldenburg, Doetlingen Ost Z-2, is scheduled for a drilling start in June 2005. This well is targeted to test a new geological reservoir.

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2003 versus Fiscal 2002

For fiscal 2003 the Trust's gross royalty income increased 4.2% from $17,435,504 to $18,169,035. The strengthening of world oil prices along with the gradual, albeit minor, improvement in the European economy combined to increase the amount of royalties paid to the Trust. Additionally the Euro continued its climb through the first three quarters before falling back slightly in the final quarter of fiscal 2003.

Under the higher royalty rate agreement with Mobil Erdgas the average quarterly gas price for the 2003 and 2002 fiscal years fell to its low point of 1.3517 Ecents/Kwh during the first quarter of fiscal 2003. From that point, the average quarterly price increased on a quarter over quarter basis for the next two quarters before falling back slightly in the final quarter. For the entire fiscal year the average gas price fell by 1.5% from 1.4394 Ecents/Kwh for fiscal 2002 to 1.4180 Ecents/Kwh for fiscal 2003.

Under the lower royalty rate agreement with BEB the average quarterly gas price for the 2003 and 2002 fiscal years fell to its low point of 1.1864 Ecents/Kwh during the fourth quarter of fiscal 2003. With the exception of the third quarter the average quarterly gas price posted a decline over the gas prices for the prior year's equivalent period. For the entire fiscal year the average gas price fell by 6.35% from 1.3917 Ecents/Kwh for fiscal 2002 to 1.3033 Ecents/Kwh for fiscal 2003.

Except for a minor drop-off during the fourth quarter of fiscal 2003, the value of the Euro has increased steadily during the 2003 and 2002 fiscal years. Using the transfer of royalties from Germany to the U.S. to provide an average value for the Euro, the value of the Euro during fiscal 2002 increased from $0.8728 in the first quarter to $0.9745 in the fourth quarter. During fiscal 2003 the value of the Euro continued its almost uninterrupted rise posting average values of $1.0385, $1.0806 and $1.1586 in the first through third quarters before falling back slightly to $1.1239 in the fourth quarter.

For fiscal 2003 the decline in gas production and sales was concentrated in the western half of the Oldenburg concession. In each quarter western gas sales posted a year over year decline. In total for the year western Oldenburg gas sales declined 13.7% from 87.50 billion cubic feet ("BCF") in fiscal 2002 to 75.54 BCF in fiscal 2003. Eastern gas sales increased 8.7% from 104.85 BCF in fiscal 2002 to 113.92 BCF in fiscal 2003. Overall gas sales declined 1.5% from 192.35 BCF in fiscal 2002 to 189.46 BCF in fiscal 2003.

Interest income for fiscal 2003 was lower due to the historically low interest rates in effect. Trust expenses increased 31.35% from $610,689 in fiscal 2002 to $802,153 in fiscal 2003. The combination of a reduction in Trust expenses in fiscal 2002 resulting from the reimbursement by the New York Stock Exchange for expenses associated with the Trust's symbol change from "NET" to "NRT" and higher legal and audit expenses in fiscal 2003 that were associated with the additional requirements imposed by the Sarbanes-Oxley Act of 2002 resulted in the substantial increase in fiscal 2003.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. Cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The sole exception to the use of the cash basis of accounting is the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

This report contains forward looking statements concerning the business, the financial performance and the financial condition of the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward looking statements. These include uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates. Actual results and events may vary significantly from those discussed in the forward looking statements.

Distributions and Trading

The Trust's units of beneficial interest are traded on the New York Stock Exchange (the "NYSE") under the symbol NRT. Under the Trust Agreement the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses. The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2004 and 2003 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2004

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2004	$22.51	$25.99	$0.46
April 30, 2004	$23.15	$25.40	$0.43
July 31, 2004	$20.71	$25.20	$0.37
October 31, 2004	$21.51	$24.63	$0.33

Fiscal Year 2003

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2003	$19.15	$23.55	$0.51
April 30, 2003	$20.30	$24.50	$0.50
July 31, 2003	$22.25	$24.55	$0.49
October 31, 2003	$22.03	$24.50	$0.45

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2004 is 8.7247%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2004 calendar year are included on a special removable "Note to Unit Owners" on pages 25 and 26.

The Trust maintains no reserve to cover any payments which might be required if the holders of shares of stock of the predecessor Corporation or Company, who have not yet exchanged those shares for units, should surrender them for exchange. See Note 3 to the Financial Statements.

The number of holders of record as of November 30, 2004 was 1,293. The calculation of the number of record holders does not include the owners of shares of stock in either of the Trust's corporate predecessors which have not been exchanged for units in the Trust (a total of 604 record holders).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unit Owners of North European Oil Royalty Trust:

We have audited the accompanying statement of assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust as of October 31, 2004 and 2003, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust at October 31, 2004 and 2003, its revenue collected and expenses paid, its undistributed earnings and changes in its cash and cash equivalents for each of the three years in the period ended October 31, 2004, on the basis of accounting described in Note 1.

We have also audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that North European Oil Royalty Trust maintained effective internal control over financial reporting as of October 31, 2004, and our report dated December 20, 2004 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

New York, NY
December 20, 2004

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$3,014,386	$4,063,766
PRODUCING GAS AND OIL ROYALTY RIGHTS (Note 1)	1	1
	$3,014,387	$4,063,767

LIABILITIES AND TRUST CORPUS

	2004	2003
CURRENT LIABILITIES:		
Cash distributions payable to unit owners, paid November 2004 and 2003	$2,947,992	$4,019,136
CONTINGENT LIABILITY (Note 3)		
TRUST CORPUS (Notes 1 and 2)	1	1
UNDISTRIBUTED EARNINGS (Note 1)	66,394	44,630
	$3,014,387	$4,063,767

The accompanying notes to financial statements
are an integral part of these statements

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

	2004	2003	2002
GERMAN GAS, OIL AND SULFUR ROYALTIES RECEIVED	$15,061,209	$18,169,035	$17,435,504
INTEREST INCOME	21,970	31,477	60,961
TRUST EXPENSES	(775,521)	(802,153)	(610,689)
NET INCOME ON A CASH BASIS	$14,307,658	$17,398,359	$16,885,776
NET INCOME PER UNIT ON A CASH BASIS	$1.60	$1.95	$1.89
CASH DISTRIBUTIONS PAID OR TO BE PAID			
Dividends and distributions per unit paid to formerly unlocated unit owners	.01	.00	.00
Distributions per unit paid or to be paid to unit owners (Note 5)	$1.59	$1.95	$1.89

The accompanying notes to financial statements are an integral part of these statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

	2004	2003	2002
BALANCE, beginning of year	$ 44,630	$ 64,640	$ 59,237
NET INCOME ON A CASH BASIS	14,307,658	17,398,359	16,885,776
	14,352,288	17,462,999	16,945,013
LESS:			
Dividends and distributions paid to formerly unlocated unit owners (Note 3)	83,605	0	0
Current year distributions paid or to be paid to unit owners (Note 5)	14,202,289	17,418,369	16,880,373
BALANCE, end of year	$ 66,394	$ 44,630	$ 64,640

The accompanying notes to financial statements
are an integral part of these statements

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2004, 2003 AND 2002

	2004	2003	2002
SOURCES OF CASH AND CASH EQUIVALENTS:			
German gas, sulfur and oil royalties received	$15,061,209	$18,169,035	$17,435,504
Interest income	21,970	31,477	60,961
	15,083,179	18,200,512	17,496,465
USES OF CASH AND CASH EQUIVALENTS:			
Payment of Trust expenses	775,521	802,153	610,689
Distributions and dividends paid (Note 3)	15,357,038	16,793,170	18,818,519
	16,132,559	17,595,323	19,429,208
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(1,049,380)	605,189	(1,932,743)
CASH AND CASH EQUIVALENTS, beginning of year	4,063,766	3,458,577	5,391,320
CASH AND CASH EQUIVALENTS, end of year	$ 3,014,386	$ 4,063,766	$ 3,458,577

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
October 31, 2004, 2003, and 2002

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements present financial statement balances and financial results on a cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The sole exception to the use of the cash basis of accounting is the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is de minimis relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service.

Cash and cash equivalents -

Included in cash and cash equivalents are amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with maturities of three months or less from the date of purchase.

Net income per unit on the cash basis -

Net income per unit on the cash basis is based upon the number of units outstanding at the end of the period (see Note 3). As of October 31, 2004, 2003 and 2002, there were 8,933,310, 8,931,414, and 8,931,414 units of beneficial interest outstanding, respectively.

Notes to Financial Statements *(continued)*

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of ExxonMobil Corp. and the Royal Dutch/Shell Group. Under these contracts the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Contingent liability:

The Trust serves as fiduciary for certain unlocated or unknown shareholders of the Trust's corporate predecessors, North European Oil Corporation (the "Corporation") and North European Oil Company. From the liquidation of the Company to October 31, 2003, 721,364 Trust units were issued in exchange for Corporate or Company shares and dividends of $354,101 and distributions of $4,236,544 were paid to former unlocated Corporation and Company shareholders. For the year ended October 31, 2004, there were 1,896 units issued in exchanges and $1,065 in dividends and $82,540 in distributions were paid to former unlocated Corporation and Company shareholders.

On February 26, 1996 the settlement of litigation between the Trust and the Delaware State Escheator was approved by the Delaware Court of Chancery. As of that date, there were a total of 875,748 authorized but unissued units representing the unexchanged shares of the Trust's corporate predecessors. Out of this total, 760,560 units were subject to the settlement. Under the settlement, 380,280 units were issued to the Delaware Escheator on April 17, 1996. Of the Trust units remaining to be issued to the Delaware Escheator, approximately 50% (190,128 units) had been issued to the Delaware Escheator as of June 30, 2000 and the remaining balance will be issued by June 30, 2005. Through June 30, 2000, claims by unlocated or unknown shareholders of the Trust's corporate predecessors for units and past dividends and distributions thereon ("subsequent claims") were paid by the Delaware Escheator and the Trust on a 50:50 basis. From July 1, 2000 to June 30, 2005 subsequent claims will be paid by the Delaware Escheator and the Trust on a 75:25 basis. Any subsequent claims will reduce the number of units to be issued to the Delaware Escheator in 2005. Following the final issuance of units to the Delaware Escheator in 2005, the Trust's contingent liability for past dividends and distributions attributable to all unexchanged Corporation and Company shares subject to the settlement will be completely eliminated. Under the terms of the settlement, the maximum liability of the Delaware Escheator for subsequent claims is limited to the value of the units received, plus current distributions on units retained, less the Delaware Escheator's share of subsequent claims. As of the receipt of the November 2004 distribution, the maximum liability of the Delaware Escheator will be $13,732,808.

In addition to the agreement reached with the Delaware Escheator, on December 4, 2001 the Trust reached a parallel agreement with the Administrator of Unclaimed Property, Office of the New York State Comptroller (the "New York Administrator") covering units for which owners were unlocated but for whom New York state addresses were shown in predecessor corporation records. The New York Settlement Agreement ("Settlement Agreement") covers 89,220 units attributable to stock ownership by unlocated shareholders of predecessor corporate entities. Of the units covered by the Settlement Agreement, 44,610 were issued to the New York Administrator on December 21, 2001 and the balance of 44,610 will be issued on or before June 30, 2005. The Settlement Agreement provides for processing of claims in the period until June 30, 2005 and the sharing on a 50:50 basis of any costs relating to any claims which are allowed. Any subsequent claims will reduce the number of units to be issued to the New York Administrator in 2005. Following the final issuance of units to the New York Administrator in 2005, the Trust's contingent liability for past dividends and distributions attributable to all unexchanged Corporation and Company shares subject to the Settlement Agreement will be completely eliminated. Under the terms of the Settlement Agreement, the maximum liability of the New York Administrator for subsequent claims is limited to the value of the units received, plus current distributions on units retained, less the New York Administrator's share of subsequent claims. As of the receipt of the November 2004 distribution, the maximum liability of the New York Administrator will be $1,080,454.

Under the Trust Agreement as deemed amended by the February 26, 1996 Delaware Court Order, the Trust is not required to make payments of arrearages of Company dividends or Trust distributions with respect to units issued or to be issued to the Delaware Escheator or the New York Administrator. As of October 31, 2004, there remained a total of 253,206 units that could be issued to unlocated or unknown Corporation and Company shareholders. Of this total, 234,732 units are subject to the settlements and remain to be issued to the Delaware Escheator or the New York Administrator. If all shares represented by the units already issued as well as the units remaining to be issued were presented for exchange, $485,958 in dividends and $31,032,963 in distributions would be payable. In the opinion of the Trustees, based in part on the history of exchanges during the last ten fiscal years, the maximum liability of the Delaware Escheator and the New York Administrator would not be less than their respective share of any subsequent claims. In any event, the Trust's contingent liability for all claims for arrearages will be eliminated in 2005.

(4) Related Party Transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and office services to the Trust at cost. During fiscal 2004, the Trust reimbursed him a total of $21,253 for such office space and office services.

(5) Quarterly results (unaudited):

The table below summarizes the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2004 and 2003.

	Fiscal 2004 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$4,360,730	$4,075,008	$3,506,720	$3,118,751	$15,061,209
Net income on a cash basis	$4,134,113	$3,858,689	$3,351,901	$2,962,955	14,307,658
Net income per unit on a cash basis	.46	.43	.38	.33	1.60
Current year cash distributions paid or to be paid	$4,108,450	$3,840,528	$3,388,930	$2,947,986	$14,285,894
Dividends and distributions paid to formerly unlocated unit owners	.00	.00	.01	.00	.01
Current year cash distributions per unit	.46	.43	.37	.33	1.59

	Fiscal 2003 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$4,766,564	$4,699,755	$4,536,318	$4,166,398	$18,169,035
Net income on a cash basis	$4,520,367	$4,528,543	$4,352,137	$3,997,312	17,398,359
Net income per unit on a cash basis	.51	.51	.49	.45	1.95
Current year cash distributions paid or to be paid	$4,555,689	$4,467,170	$4,376,504	$4,019,006	$17,418,369
Current year cash distributions per unit	.51	.50	.49	.45	1.95

Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out, under the supervision and with the participation of the Trust's management, which consists of the Managing Trustee and the Managing Director, of the effectiveness of the design and operation of the Trust's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, the Managing Trustee and the Managing Director concluded that the Trust's disclosure controls and procedures were effective, in all material respects, with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Trust's management in the reports that are filed or submitted under the Exchange Act.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Rules of the Securities and Exchange Commission implementing Section 404 of the Sarbanes-Oxley Act will require our Annual Report for the fiscal year ending October 31, 2005 to contain a management's report and an independent accountants' report regarding the effectiveness of internal control over financial reporting ("internal control"). However, in this fiscal year 2004 Annual Report, we chose to include this report on internal control voluntarily. As a basis for our report, we tested and evaluated the design, documentation and operating effectiveness of internal control.

In early March 2004, the Public Company Accounting Oversight Board (PCAOB) formed pursuant to SOX issued its auditing standard, which may require changes to the processes we utilize to test and evaluate the design, documentation and operating effectiveness of internal control and may affect our future internal control disclosures. In addition, various proposals for rules by the SEC may also affect internal control disclosures and require changes in them. Based on our assessment as of October 31, 2004, however, we make the following assertions:

1. Management is responsible for establishing and maintaining effective internal control over financial reporting of the Trust. The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

2. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

3. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2004. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by PCAOB and in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Trust maintained effective internal control over financial reporting as of October 31, 2004.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Trust's internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Unit Owners of
North European Oil Royalty Trust

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that North European Oil Royalty Trust (the "Trust") maintained effective internal control over financial reporting as of October 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the basis of accounting described in the notes to the financial statements. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the basis of accounting described in the notes to the financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of October 31, 2004, is fairly stated, in all material respects, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities and trust corpus arising from cash transactions of the Trust as of October 31, 2004 and 2003 and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the three years in the period ended October 31, 2004, and our report dated December 20, 2004 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

New York, NY
December 20, 2004

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of October 31, 2004, is fairly stated, in all material respects, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2004, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities and trust corpus arising from cash transactions of the Trust as of October 31, 2004 and 2003 and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the three years in the period ended October 31, 2004 and 2003 and the related statements of revenue collected and expenses paid, undistributed earning and changes in cash and cash equivalents for each of the three years in the period ended October 31, 2004, and our report dated December 20, 2004 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

New York, NY
December 20, 2004

DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG

MILLION DOLLARS

25
20
15
10
5
0

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Dollar Royalties by Fiscal Year

■ WESTERN OLDENBURG □ EASTERN OLDENBURG



North European Oil Royalty Trust
P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

IMPORTANT

RETAIN THIS LETTER FOR PREPARATION OF YOUR 2004 INCOME TAX RETURNS
THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS FORM 1099

TEAR OUT HERE

January 2, 2005

To the Present and Former Unit Owners of
North European Oil Royalty Trust:

This letter sets forth the information you will require for preparation of your personal income tax return in connection with ownership of units of beneficial interest in North European Oil Royalty Trust (the "Trust") during 2004.

For federal income tax reporting purposes, each owner of units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received. **TRUST DISTRIBUTIONS SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS "DIVIDEND INCOME" AND ARE NOT ELIGIBLE FOR THE DIVIDENDS RECEIVED DEDUCTION FOR CORPORATIONS.**

The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each unit owner as ordinary income subject to cost depletion. In the initial year of ownership the original cost of the units is the basis for computing the cost depletion. In each subsequent year the basis for computing cost depletion is the adjusted cost basis for their units. This adjusted cost basis is the original cost less the cumulative amount of depletion previously taken. For example 100 units purchased at $20 per unit on January 2 of a given year would have a cost basis of $2,000. If the cost depletion percentage for that year were 10%, you would show a cost depletion of $200 on your tax return and your adjusted cost basis for the following year would be $1,800. If you continued to hold those units through the next year and the cost depletion percentage were the same, you would show a cost depletion of $180 on your tax return and your adjusted cost basis for the following year would be $1,620. The preceding example is for illustration purposes only.

Based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles, Ralph E. Davis Associates, Inc. of Houston, Texas has recommended that the percentage to be applied to the cost basis to determine deductions for the cost depletion for the year 2004 is 8.7247%. The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 2004, if you owned units for only a portion of the year, you are required to prorate the percentage depletion in the ratio that the cumulative Income per Unit shown on the following schedule for the period of your ownership bears to the Total Income per Unit for the entire year.

If you owned units for the period January 1, 2004 through December 31, 2004, you will be considered to have received and expended, on the cash basis, the respective totals for each unit shown in the following schedule. On the other hand, if you owned units for only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each unit owned for the respective months. For your information, income is received between the 24th and the end of each month.

	Income Per Unit	Expenses Per Unit
January 2004	$0.1817	$0.0070
February	0.1586	0.0060
March	0.1354	0.0150
April	0.1621	0.0032
May	0.1329	0.0087
June	0.1386	0.0060
July	0.1211	0.0118
August	0.0885	0.0072
September	0.1308	0.0072
October	0.1298	0.0030
November	0.1486	0.0091
December	0.1749	0.0121
TOTAL 2004	$1.7030	$0.0963

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Under Part I, Income or Loss from Rental Real Estate and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above Per Unit figures by the number of units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your units by .087247. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 40 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your units, if you did not own them throughout 2004.

The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2004 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers; we suggest that you attach this letter to your tax returns

Most sincerely,



John R. Van Kirk
Managing Director

TEN YEAR HISTORY OF NET GAS SALES



BILLION CUBIC FEET
6
5
4
3
2
1
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Reflecting Effective Royalty Rates
WESTERN OLDENBURG
EASTERN OLDENBURG


NET GAS RESERVES (ESTIMATED) AND
VOLUME OF NET GAS SALES
BILLION CUBIC FEET
140
120
100
80
60
40
20
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
As of October 1st
ESTIMATED RESERVES
ANNUAL SALES
CUM. SALES FROM 1975

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2004 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701.